July 25, 2005

Mr. Jill Branch
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 7010
Washington, D.C.  20549

                  RE:      Cargo Connection Logistics Holding, Inc.
                  Item 4.01 Form 8K
                  Filed June 22, 2005
                  File No. 0-28223

Dear Mr. Branch:

We represent Cargo Connection Logistics Holding, Inc. ("Cargo Connection"). We are in receipt of your letter dated July 21, 2005 regarding the above referenced filing and the following are our responses:

1. Please revise paragraph (1)(i) to indicate that the former accountant was dismissed. See Item 304(1)(1) of Regulation S-B.

      Answer: Paragraph 1(i) has been revised to indicate that the former accountant was dismissed.

2. Please revised paragraphs 1(iii) and (iv) to indicate that the most recent interim period of which there were no disagreements or reportable events extends through June 17, 2005, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-B.

      Answer: Paragraphs 1(iii) and (iv) have been revised to indicate that the most recent interim period of which there were no disagreements or reportable events extends through June 17, 2005, the date of dismissal.

3. Provide a copy of these revised disclosures to the former accountant request that it provide an updated letter addressed to the Commission stating whether or not is agrees with the revised statements. Filed the update letter at Exhibit 16. See Item 304(a)(3) of Regulation S-B.


      Answer: The updated letter from the former accountant has been filed at
              Exhibit 16.


Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
    -------------------
        GREGG E. JACLIN